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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Drake Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Silbert (212) 668-5920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City) New Jersey (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Silbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Drake Capital Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

2/22/2007

Notary Public

FRANK A. DiPAOLO
Notary Public, State of New York
No. 43-6042835
Qualified in Richmond County
Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green Drake Capital Corp.
Table of Contents
December 31, 2006

Page(s)



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Stockholder
Green Drake Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Green Drake Capital Corp., (a wholly owned subsidiary of RST Network, LLC), as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Green Drake Capital Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown

February 20, 2007

Green Drake Capital Corp.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 702,913
Restricted cash	25,065
Accounts receivable	14,155
Securities owned, at market value	36,177
Property and equipment, net	5,430
Prepaid expenses and other assets	18,590
	$ 802,330

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 58,382
Income taxes payable	109,391
Due to parent company	301,839
Total liabilities	469,612
Stockholder's Equity	
Common stock - authorized, 100,000 shares of $.01 par value; 100,000 shares issued and outstanding	1,000
Additional paid in capital	199,000
Retained earnings	132,718
Total stockholder's equity	332,718
	$ 802,330

The Notes to Financial Statements are an integral part of these statements.

1. **Business and Summary of Significant Accounting Policies**

The Company
Green Drake Capital Corp., LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 8, 2005 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company was approved to commence business operations as a broker-dealer on March 22, 2006. The Company is a wholly owned subsidiary of RST Network, LLC.

Revenue Recognition
Fee income is recognized from private placements when the transaction is complete and the related fees are received. Commission income and related expense are recognized on a trade date basis. Stock warrants received for publicly traded companies as placement fee commissions are valued at estimated market value using the Black Scholes method. Stock purchase warrants received for privately held companies for which there is no market for the underlying stock, are valued at $1.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed by using straight-line method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Computer equipment	5

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank and temporary cash investments.

2. **Securities Owned**

Securities owned consist of stock purchase warrants received as fees in various private placement and restricted stock transactions. The total value received in 2006 amounted to $228,481. The Company's policy is to mark these warrants to market, and has recorded unrealized losses of $192,304 in 2006 relating to these warrants.

3. **Restricted Cash**

The Company is required to maintain a deposit of $25,000 with its clearing broker.

4. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2006:

Computers and equipment	$ 5,818
Less: Accumulated depreciation	(388)
Property and Equipment – Net	$ 5,430

Depreciation expense charged to operations amounted to $388 for the year ended December 31, 2006.

5. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $272,020 and $58,702, respectively. The Company's net capital ratio was 1.73 to 1.

6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

At points in time, the Company may maintain cash balances at one financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation.

7. Commitments

The Company entered into a service agreement with its parent company for use of office space and other facilities. The agreement expires on December 31, 2011. However, this agreement can be terminated earlier by either party by giving 30 days notice. The total annual expenses for rent and other services are expected to be about $720,000.

8. Related Party Transactions

During the year, the company entered into the following transactions with its parent company.

Share of corporate expenses	$ 898,045
Management fees paid	$ 400,000

At December 31, 2006, the Company owes its parent company $301,840 for various corporate overhead expenses incurred under an expense sharing arrangement.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

END